  Exhibit 99.2

CANARC RESOURCE CORP.

Fourth Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Years ended December 31, 2018 and 2017

CANARC RESOURCE CORP.
(the “Company”)

Fourth Quarter Report

Management’s Discussion and Analysis
For the Years ended December 31, 2018 and 2017
(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0
Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated statements of financial position as at December 31, 2018 and 2017 and the consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and a summary of significant accounting policies and other explanatory information, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 21, 2019 unless otherwise indicated.

1.1
Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

1.2
Overall Performance

The Company currently owns a direct interest in the precious metal properties, known as the New Polaris property (British Columbia), the Windfall Hills property (British Columbia) and Fondaway Canyon property (Nevada).

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company has been reviewing various processes for treating concentrates to produce gold doré bars at the New Polaris mine site to improve the economics and to possibly reduce certain risks to developing the project.

In the first half of 2018, the Company assessed pressure oxidation to treat the refractory concentrate and produce dore bars at the mine site. The autoclave study concluded that it would be uneconomic due to excessively high capital and operating costs. In the latter half of 2018, bench-scale testing of New Polaris gold concentrate using bio-oxidation treatment process was conducted. Metallurgical test using bio-oxidation treatment on flotation concentrate resulted in gold extractions up to 96%. Bio-oxidation testing of New Polaris concentrates dramatically increased the cyanide-recoverable gold from 8% for un-oxidized concentrate up to 96% on bio-oxidized material.

On March 4, 2019, the Company announced the results of an updated NI 43-101 preliminary economic assessment study by Moose Mountain Technical Services (“Moose Mountain”) for the New Polaris gold project (the “New Polaris Preliminary Economic Report”), using flotation/bio-oxidation and CIL leaching process. The New Polaris Preliminary Economic Report will be available under the Company’s SEDAR profile at www.sedar.com by April 18, 2019.

The New Polaris Preliminary Economic Report is based upon building and operating a 750 tonne per day gold mine using bio-oxidation followed by a leaching process to produce 80,000 ounces gold per year in doré bars at site. The updated parameters in the base case economic model includes a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz and all in sustaining cost US$510 per oz. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$280 million using a discount rate of 5%, an after-tax internal rate of return of 38%, and an after tax pay-back period of 2.7 years. The New Polaris Preliminary Economic Report is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability and there is no certainty that the results of the New Polaris Preliminary Economic Report will be realized.

Canarc Resource Corp.	Page 2

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The mineral resources, run of mine production and preliminary economic assessment economics are summarized below:

Mineral Resource	Indicated resources of 1,686,000 tonnes at 10.8 g/t Au Inferred resources of 1,483,000 tonnes at 10.2 g/t Au
PEA Production	2,306,000 tonnes (subset of Mineral Resource)
Production Rate	750 tonnes per day
Au Grade	10.3 grams per tonne
Au Recovery	90.5% gold into doré
Average Output	80,000 oz gold per year
Mine life	8.7 years

Gold Price	US $ 1,300 per oz
Exchange Rate	US $ 1.00 = CA$ 1.30
Initial Capital Cost	US $111 million
Cash Cost	US $ 433 per oz

After-Tax
Cash Flow (life of mine)	CAD$ 414 million
Net Present Value (5%)	CAD$ 280 million
Net Present Value (8%)	CAD$ 222 million

Pre-Tax / After Tax
Internal Rate of Return	47% / 38%
Payback Period (years)	2.3 / 2.7

Notes for mineral resource estimate:
●
The mineral resource estimate was prepared by Sue Bird, P.Eng. in accordance with CIM Definition Standards and NI 43-101, with an effective date of February 28, 2019.
●
A mineral resource is a concentration or occurrence of solid material of economic interest in the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
●
Mineral resources are reported within an underground mining shape targeting mineralization over 4.0 g/t. This target grade shell includes the following considerations: gold price of US$1,300/oz, exchange rate of 0.77 US$/CAD$; payable gold percent of 99.9%, offsite refining costs of US$7/oz, mining costs of CAD$65.20/t, process costs of CAD$62.70/t, general and administration costs of CAD$37/t, sustaining capital costs of CAD$19.83/t, and a 90.5% process recovery.
●
An indicated mineral resource is that part of the mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.
●
An inferred mineral resource is that part of the mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.
●
Factors that may affect the estimates include: metal price assumptions, changes in interpretations of mineralization geometry and continuity of mineralization zones, changes to kriging assumptions, metallurgical recovery assumptions, operating cost assumptions, confidence in the modifying factors, including assumptions that surface rights to allow mining infrastructure to be constructed will be forthcoming, delays or other issues in reaching agreements with local or regulatory authorities and stakeholders, and changes in land tenure requirements or in permitting requirement.

The net present values and life of mine net cash flows are shown at various discount rates. Cash costs include all costs to produce a gold-sulphide concentrate followed by bio-oxidation and CIL leaching process to produce doré gold bars at site. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.

Canarc Resource Corp.	Page 3

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

Readers are cautioned that the effective date of New Polaris Preliminary Economic Report is February 28, 2019 (the “Effective Date”). Accordingly, the economic analysis contained in the New Polaris Preliminary Economic Report is based on commodity prices, costs, sales, revenue, and other assumptions and projections that may significantly change from the Effective Date, including a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz. Readers should not place undue reliance on the economic analysis contained in the New Polaris Preliminary Economic Report because the Company cannot give any assurance that the assumptions underlying the report remain current.

The Qualified Person (“QP”) pursuant to NI 43-101 for the New Polaris Preliminary Economic Report is Marc Schulte, P. Eng.

The mineral resource estimate in the New Polaris Preliminary Economic Report dated February 28, 2019 was based on ordinary kriging of 174 drill holes and 1,464 gold assay intervals with 1,320 m of drill intercepts within the modelled domains. Targeting mineralization over 4.0 gram per tonne (g/t) gold, a mining shape has delineated a mineral resource estimate:

●
Indicated mineral resource totals 1,687,000 tonnes grading 10.8 g/t gold containing 586,000 oz gold.
●
Inferred mineral resource totals 1,483,000 tonnes grading 10.2gpt gold containing 485,000 oz gold.

Canarc Resource Corp.	Page 4

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The mine plan and run of mine production targets mineralization over 6.0 g/t gold within the 4.0 g/t resource shell, and uses a combination of conventional cut and fill and longhole stoping, depending on mineralization thickness and continuity. Development will include a decline from surface, extraction drifts on sublevels across the footwall of the orebody, and ventilation raises to the surface. An onsite mill will produce a float concentrate feeding a bio-leaching and CIL plant to produce doré. Process water will go through the ASTER treatment process and reclaim water will be stored in surface settling ponds near the plant.

The Company shall file the New Polaris Preliminary Economic Report on its SEDAR profile, at www.sedar.com, by April 18, 2019.

Further details of the bio-oxidation and the New Polaris Preliminary Economic Report are provided in the Company’s news releases:

●
News release dated January 14, 2019 and titled, “Canarc Achieves up to 96% Gold Recovery from BIOX Metallurgical Tests on High Grade New Polaris Project Flotation Concentrate”; and
●
News release dated March 4, 2019 and titled, “Canarc Announces Robust Preliminary Economic Assessment on the New Polaris Gold Mine Delivering Post Tax IRR of 38%”.

The Company continues with its efforts to seek a joint venture partner to advance the New Polaris project through permitting and feasibility.

Purchase Agreement with American Innovative Minerals, LLC

On March 20, 2017, the Company entered and closed a Membership Interest Purchase Agreement (the “Membership Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement and a balance of $355,000 remains payable as at December 31, 2018; an advance royalty payment of $35,000 was made in July 2018. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

●
Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping en-echelon quartz-sulphide shears outcropping at surface and extending laterally over 1200 m, with drill-proven depth extensions to > 400m. Additional exploration targets include near-surface oxide gold along favourable structural and host rock targets and deeper extensions of the sulphide zones.

●
Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. It has evidence of some historic mining but no records of production are available.

Canarc Resource Corp.	Page 5

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

●
Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca. Identified exploration target include breccia pipes and quartz stockwork with untested gold anomalies and untested soil gold anomaly overlying intrusive host rock.

●
Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near Jerritt Canyon.

●
Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Klondex Mining claims surround the project on three sides.

●
Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

●
Lightning Tree property is located in Lemhi County, Idaho on 11 unpatented claims near the Musgrove gold deposit.

●
Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

●
A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains two veins and a quartz breccia in altered shale adjacent to intrusive dikes.

●
Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to a new Coleman Canyon gold discovery by Arnevut Resources. Gold anomalies extend onto Eimis property.

●
Silver Peak property is located in Esmeralda County, Nevada on 2 patented (40 acre) mining claims. The property is surrounded by claim blocks held by Scorpio Gold Corporation at the Mineral Ridge mine.

In April 2017, the Company commissioned Techbase International, Ltd (“Techbase”) of Reno, Nevada to complete a technical Report for the Fondaway Canyon Project. The resource estimate was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both Qualified Persons (“QP”), as such term is defined under NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The resource estimate included in the technical report is shown in the table below:

Resource Category	Tonnes1 (t)	Grade (g/t) Au	Ounces2 (oz) Au	Type
Indicated	2,050,000	6.18	409,000	UG/Sulfide
Inferred	3,200,000	6.40	660,000	UG/Sulfide
1 Resource based on cut-off of 1.8m horizontal width >= 3.43 g/t 2 Rounding differences may occur

1.
CIM Definition Standards were followed for reporting the Mineral Resource estimates.
2.
Mineral Resources are reported on a dry, in-situ basis. A bulk density of 2.56 tonnes/m3 was applied for volume to tonnes conversion.
3.
The reporting cutoff grade of 3.43 g/t was based on capital and operating costs for a similar project, the three-year trailing average Au price of $US 1,225/ oz Au , a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins.
4.
Mineral Resources are estimated from surface to approximately 400 m depth.
5.
The quantity and grade of Inferred Resources in this estimate are uncertain in nature, there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. Environmental, geotechnical, permitting, legal, title, taxation, socio‐political, marketing or other relevant issues could materially affect the mineral resource estimate.

Canarc Resource Corp.	Page 6

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping, en-echelon quartz-sulfide vein-shear zones outcropping at surface and extending laterally over 1200 m and vertically to depths of > 400m. The Paperweight, Half-moon and Colorado zones host the bulk of the resources, with the remainder in parallel veins or splays of the major vein-shears. A total of 591 historic drill holes were validated for resource estimation, with coordinate information and down hole assays. These included 8411 m of core drilling in 49 holes and 40,675 m of RC drilling in 551 holes. Drill core was inspected at the Fallon, NV storage facility and assay certificates were viewed to verify gold intercept grades used in the estimate. Check assays were run systematically on approximately 5% of the total assays, including 23% of assays greater than 3.43 g/t. Duplicate assays were run on slightly less than 1% of the total assays, including 14% of assays greater than 3.43 g/t. Consistency was good for the check assays and duplicates, with correlations greater than 98% in each case. A mineral resource was estimated for each vein using polygonal estimation on drill intercepts projected onto a vertical long-section parallel to the average strike direction of that vein. The polygons were truncated at faults that were interpreted to limit the extent of the mineralization. The mineral resources are reported at a cut-off of 3.43 g/t, over a minimum horizontal width of 1.8 m, based on projects of similar size, a gold price of $US 1,225 per oz, a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins. A processing method has not yet been selected. Metallurgical testing showed that acceptable recoveries could be obtained from the sulfide material by using an oxidizing pre-treatment, followed by CIL leaching, with recoveries up to 86 to 95%. Further metallurgical testing and design work will be needed in order to design the most cost-effective method. No capping or cutting of grades was applied. The assayed grades were found to be very consistent when compared to check assays and duplicates, as well as between twinned holes. The consistency in assay results was interpreted as being due to the very fine-grained nature of the gold mineralization (1 to 10 µm). This consistency provided confidence that the higher-grade assays were reasonable.

A 30-hole drill program, estimated to cost $2.0 million, had been recommended by Techbase to explore the identified targets as well upgrade more of the resources into the indicated category.

In the second quarter of 2017, the Company completed 92 surface rock chip sampling and mapping program which returned several high grade gold values.

In the fourth quarter of 2017, the Company completed an initial 7-hole, 2500-meter core-drilling program at the Fondaway Canyon project. All seven holes intersected gold mineralization with the following highlights from the drill results:

●
65.4 meters (m) grading 2.83 grams per tonne (gpt) Au (including 10.20 gpt Au over 1.4 m, 7.69 gpt Au over 9.8 m and 7.70 gpt Au over 3.7 m) in hole FC17-3
●
62.9 m grading 1.77 gpt Au (including 4.39 gpt Au over 3.5 m, 4.48 gpt Au over 3.2 m and 6.15 gpt Au over 3.0 m) in hole FC17-2
●
30.1 m grading 1.45 gpt Au and 6.1 m grading 3.74 gpt Au (including 0.6 m grading 14.20 gpt Au) in hole FC17-1
●
24.4 meters (m) grading 1.80 grams per tonne (gpt) Au including 6.35 gpt Au over 0.9 m, 5.58 gpt Au over 1.6 m and 6.96 gpt Au over 1.3 m in hole FC17-4
●
12.8 m grading 3.48 gpt Au including 5.97 gpt Au over 6.1 m (contains 13.50 gpt Au over 0.6 m) in hole FC17-5
●
8.3 m grading 2.83 gpt Au including 5.91 gpt Au over 3.7 m in hole FC17-4
●
5.2 m grading 2.06 gpt Au including 5.99 gpt Au over 1.2 m in hole FC17-7
●
4.0 m grading 4.19 gpt Au including 13.40 gpt Au over 0.9m in hole FC17-5

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The 2017 drilling results, integrated with historical drilling, indicate the project has bulk-mineable, open-pit potential, as opposed to the underground mining of narrow high-grade zones that was the focus of previous project owners.

Further details of the drilling program for the Fondaway Canyon project are provided in the Company’s news releases:
●
News Release dated December 5, 2017 and titled, “Canarc Intersects Significant Gold Mineralization in First Three Drill Holes at Fondaway Canyon Project in Nevada, Including 2.83 Grams per Tonne Gold over 65.4 Meters”; and
●
News Release dated January 16, 2018 and titled, “Canarc Continues to Intersect High-Grade Gold at Fondaway Canyon, Nevada, Including 3.24 Grams per Tonne Gold over 12.8 Meters”.

In 2018, the Company completed 3D modelling of the Fondaway Canyon deposit and identified drill targets for the next stage of diamond drilling. Surface mapping and sampling program on the property and trenching in the Reed Pit continue to better define possible high-grade gold mineralization and to refine targets for the next phase of exploration drilling.

On October 25, 2018, the Company entered into an option agreement with Brownstone Ventures (US) Inc., a subsidiary of Casino Gold Corp., (“Brownstone Ventures”) on the Company’s wholly owned Silver King patented claim group located in Humboldt County, Nevada. Under the terms of the ten-year agreement, the Company will receive annual payments of US$12,000 plus an option exercise payment of US$120,000. Upon exercise of the option, the Company will retain a 2% NSR royalty on the property of which Brownstone Ventures will have the right to buy back one-half (1%) of the royalty for US$1 million. The Silver King property is a non-core asset in the Company’s Nevada property portfolio.

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information from the drilling program for the Fondaway project. Dr. Margolis is engaged as a consultant to the Company as Vice-President (Exploration).

Windfall Hills property (British Columbia, Canada)

In April 2013, the Company entered into two property purchase agreements to acquire 100% interests in two adjacent gold properties located in British Columbia. The Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty. The Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

In October 2016, the Company completed a geophysical 3D IP-resistivity survey which covered 3.8 sq km, representing about 10% of the property. The survey was at 100 m intervals on 200 m spaced line to a depth of 350 m below surface. The main exploration targets are low sulphidation epithermal, disseminated and stockwork gold-silver deposits with tertiary rhyolite volcanic centers. The IP survey identified four geophysical anomalies which cover an area of coincidental high resistivity and chargeability.

In 2018, the Company completed its exploration program which included reconnaissance stream sediment sampling, soil sampling, machine trenching and airborne geophysics to detect new gold-silver anomalies, to better delineate the known epithermal stock-work gold-silver mineralization and to better define drill targets, after which a drilling program and budget will be developed for 2019.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Princeton property (British Columbia, Canada)

In December 2018, the Company entered into a property option agreement jointly with Tasca Resources Ltd. (“Tasca”) and an individual whereby the Company has an option to earn a 80% interest in the Princeton property by incurring exploration expenditures of CAD$900,000 over a two year period and granting a 1% NSR to Tasca which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

The Princeton gold property consists of 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property is underlain by volcanic rocks of both the Eocene Princeton Group and the Triassic-Jurassic Nicola Group.

In 2018, the Company completed a 2,350 line-kilometer magnetic survey on the property to identify drill targets for a drill program in 2019.

Hard Cash and Nigel (Nunavut, Canada)

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

Hard Cash is located 310 km NE of Stony Rapids, Saskatchewan, on the shores of Ennadai Lake. Access is provided by float plane or helicopter, and there is an all-weather gravel strip at Ennadai Lake Lodge, 35 km east of the property. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

The Company’s consulting geologist visited the property in September 2018 and collected samples in quartz vein float and outcrop at and near the Swamp showing. In January 2019, the Company completed a 970 line-km airborne magnetic and radiometric survey over the 2,090 hectare Hard Cash property. The new geophysical survey results define the magnetic and radiometric responses of the known gold mineralization and help identify new high priority drill targets along the gold mineralized trend where it is covered by glacial overburden.

Corral Canyon property (Nevada, USA)

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

Silver King (Nevada, USA)

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

Other Mineral Property

In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America whereby the Company paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project.

Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. The Company wrote off the property in 2005.

FG Gold property (British Columbia, Canada)

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. The Company can earn up to a 75% interest in the FG Gold property in two stages.

In the first stage, the Company can earn an initial 51% interest over three years by:
-
incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-
issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-
paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, the Company can earn an additional 24% interest for a total interest of 75% over the following two years by:
-
incurring CAD$1.5 million in exploration expenditures;
-
issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-
paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If the Company failed to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

In 2017, the Company terminated the option agreement with Eureka and wrote off the FG Gold project.

The FG Gold project is located in the historic Cariboo Gold Camp within the Quesnel Trough area of central British Columbia. Mineralization occurs as quartz veins and stringer zones containing coarse free gold and finer grained iron sulphides bearing gold in a broad shear zone conformable to bedding within deformed and metamorphosed Paleozoic sedimentary rocks. The property consisted of 33 contiguous mineral claims totalling 10,400 hectares.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Other Matters

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million of its common shares representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were returned to treasury and cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. In January 2018, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share and which were all cancelled in February 2018.

In January 2018, Mr. Jacob Margolis, PhD, was appointed Vice President of Exploration for the Company.

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Principal(1)
($000s)
February 14, 2018 (received)	$25
June 30, 2018 (received)	25
September 30, 2018 (received)	85
December 31, 2018 (received in January 2019)	85
$220

(1)
Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

In June 2018, the Company again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; the shares were cancelled in 2018.

In June 2018, Mr. Bradford Cooke replaced Mr. Catalin Kilofliski as the Chief Executive Officer of the Company. In October 2018, Mr. Scott Eldridge replaced Mr. Bradford Cooke as Chief Executive Officer of the Company; Mr. Cooke continues to be Chairman and a Director, and Mr. Eldridge continues to be a Director.

At the Company’s annual general meeting on June 29, 2018, Mr. Leonard Harris did not stand for re-election as Director and retired from the Board. Messrs. Bradford Cooke, Martin Burian and Deepak Malhotra were re-elected to the Board of Directors for the ensuing year. Messrs. Scott Eldridge and Kai Hoffmann were elected as new Directors to the Board of the Company.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

In June 2018, the Company granted 3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In November 2018, the Company granted 1 million stock options to a senior officer, of which 500,000 options have an exercise price of CAD$0.05 and 500,000 options have an exercise price of CAD$0.06 and an expiry date of November 12, 2023, and which are subject to vesting provisions whereby 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In February 2019, the Company granted 700,000 stock options to consultants with an exercise price of $0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

1.3
Selected Annual Information

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

	Years ended December 31,
(in $000s except per share amounts)	2018	2017	2016

Total revenues	$-	$-	$-

(Loss) Income before discontinued operations and extraordinary items:
(i) Total	$(1,125)	$(1,960)	$1,965
(ii) Basic per share	$(0.01)	$(0.01)	$0.01
(iii) Fully diluted per share	$(0.01)	$(0.01)	$0.01

Income (loss) from discontinued operations:
(i) Total	$-	$-	$4,826
(ii) Basic per share	$-	$-	$0.02
(iii) Fully diluted per share	$-	$-	$0.02

Net (loss) earnings:
(i) Total	$(1,125)	$(1,960)	$6,791
(ii) Basic per share	$(0.01)	$(0.01)	$0.03
(iii) Fully diluted per share	$(0.01)	$(0.01)	$0.03

Total assets	$17,511	$19,763	$19,708
Total long-term liabilities	$130	$136	$-
Dividends per share	$-	$-	$-

1.4
Results of Operations

Fourth Quarter of Fiscal 2018 – Year ended December 31, 2018 compared with December 31, 2017

The Company incurred a net loss of $1.1 million for the year ended December 31, 2018 which is significantly lower than the net loss of $2 million for fiscal 2017, with the latter having commensurately higher operating expenses. Net loss was impacted by different functional expense items.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The Company has no sources of operating revenues. Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment for the Company’s new office facilities which the Company moved into in July 2017. In prior periods, the Company used shared office premises. A full year’s amortization was recognized in 2018 with additional office equipment acquired resulting in a higher expense.

Corporate development expenses were lower in the current period than in the prior comparative periods. Corporate development efforts in the first quarter of fiscal 2017 involve due diligence activities which led to the eventual acquisition of AIM which owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 technical report for resource estimate was completed for the Fondaway Canyon project in April 2017. During the remaining quarters of fiscal 2017, nominal efforts were sustained on corporate development as the Company focused on detailed data review of the Fondaway Canyon project and development of a new structural model for gold mineralization to prepare for a Phase 1 exploration program which included ground magnetic survey, rock chip sampling and permitting, and on the 7 hole diamond drilling program which was mobilized and completed in the fourth quarter. In the first and second quarters of 2018, corporate development efforts continued at a reduced level which involve site visits and preliminary discussions and technical overview of possible projects of merit which have possible near term gold mining properties but such discussions did not advance. Negligible corporate development was done in the third quarter as the Company focused on a 3D model for Fondaway Canyon property, various scenarios for processing concentrates into gold dore bars at the New Polaris property site, and mobilization of the trenching and exploration program for Windfall Hills property. Corporate development activities increased in the fourth quarter with a heightened emphasis on “elephant hunting” in seeking projects with potential to be discoveries. These efforts in the last quarter of 2018 culminated in two property option agreements for the Princeton (British Columbia, Canada) and Hard Cash and Nigel (Nunavut, Canada) properties and staking of 92 mining claims in northwestern Nevada (USA).

Remuneration for employees in 2018 was lower than 2017. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations, in which in the first quarter of 2017 the Company was active in its due diligence on the Fondaway Canyon project. The Company accomplished financial and corporate milestones in fiscal 2016 which resulted in the assessment and payment of bonuses to senior officers and directors for strategic guidance which were not determinable in 2016 as resolved by the Company’s Compensation Committee in the first quarter of 2017 which contributed to significant remunerations in that quarter. In the remaining three quarters of 2017, employee remuneration was lower due to management allocations to the Fondaway Canyon project for the technical report for the resource estimate and for implementation of the Phase 1 drilling program for that project which was completed in December 2017. The slight increase in the fourth quarter relative to the second and third quarters of 2017 was the year end settlement for banked time and unused vacation time due to the added responsibilities by personnel in advancing the Company’s projects during the fiscal year. No bonuses were assessed for fiscal 2017 resulting in lower payouts in employer remuneration in the first quarter of fiscal 2018. Remuneration for employees was substantially lower in the first quarter of 2018 than in the same quarter in 2017 but significantly higher in the second quarter of 2018 than the first quarter of 2018. In the second quarter of 2018, the departure of a senior officer resulted in the incurrence of severance pay which increased employee remuneration. Remuneration for employees was lower in the third quarter than comparable quarters in 2018 and 2017 due to the departure of a senior officer at the end of June 2018. Heightened corporate development efforts, active exploration programs for the Windfall Hills, Princeton and Hard Cash properties, and ongoing assessment of scenarios for processing concentrates into gold dore bars at the New Polaris property site would reduce technical employee remuneration in the fourth quarter of 2018 as these costs would be allocated to the applicable projects. Such reduction would be offset by the employment of a non technical senior officer in October 2018.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Overall general and administrative expenses were comparable for both 2018 and 2017 but were affected by different expense segments. Audit, tax and legal expenses were similar for both fiscal periods as audit fees did not change, and no changes in corporate tax issues, and legal fees for debt settlement in 2018 were applied against the recovery of the debt principal. Office and sundry are similar across comparative quarters given the fixed nature of such expense; such expense was higher in the third quarter of 2017 due to the office move to its own new facilities. Regulatory expenses are generally higher in the second quarter as the Company normally holds its annual general shareholders in June of its fiscal year. Expenses for its annual general meeting were higher in the second quarter of 2017 as the Company sought shareholder approval for changes in the corporate articles and increased the number of stock options grantable under its stock option plan, which the Company sought greater shareholder notification in both Canada and the US. Regulatory expenses for the third and fourth quarters of both comparable fiscal periods were similar. Rent increased in 2018 for a full year of office rent, due to the office move and the Company having its own primary office facilities beginning in July 2017.

In the first quarter of fiscal 2017, shareholder communications and marketing programs were initiated to specifically create market awareness of the Company’s acquisition of AIM along with its 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates and one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 resource estimate was completed for Fondaway Canyon in May 2017. These activities subsided in the remaining quarters relative to the first quarter of 2017 given the stagnancy in the markets, and such reduced efforts continued into fiscal 2018 resulting in lower comparable expenses.

Share-based payments were lower in 2018 than in 2017 with ongoing vesting provisions of outstanding stock options. In June 2017, stock options for 2.25 million common shares which were performance based were fully vested by the Company’s Board of Directors. Also in the same month, the Company granted 3.1 million stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. In September 2017, additional stock options for 500,000 common shares were granted to an employee, with an exercise price of CAD$0.09 and expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. Share-based payments would be higher in those respective quarters of fiscal 2017. In late June 2018, the departure of a senior officer resulted in the forfeiture of unvested stock options which would reduce share-based payments with vested stock options being cancelled in July 2018. Also at the end of June 2018, the Company granted 3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. Then in November 2018, the Company granted 1,000,000 stock options to an officer of which 500,000 stock options have an exercise price of CAD$0.05 and 500,000 stock options with an exercise price of CAD$0.06 and an expiry date of November 12, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Interest income is earned from the Company’s premium investment savings account which is interest bearing and its guaranteed investment certificate which matured in August 2018. The Company’s cash resources are expended on mineral exploration and operating activities, given the Company does not have any sources of revenues or operating cash inflows, which can be expected to reduce interest bearing investments but have been offset by several rate hikes by the central bank since July 2017. As cash resources are expended, interest income can be expected to be commensurately lower.

Change in the fair value of marketable securities is attributable to disposition of marketable securities, the quoted market price changes in investments in shares, and impairment if any. Marketable securities are classified as financial assets at fair value through profit or loss with any resulting gains or losses in fair values being recognized in profit or loss. The Company disposed of marketable securities in the second quarter of 2017 and realized gains thereto but had realized losses from dispositions in the third quarter of 2017. The net decreases in the market prices of marketable securities at the end of the third quarter further contributed to the recognition of losses in the fair values of held for trading financial assets, which were slightly offset by gains in the fourth quarter of 2017. The Company’s shareholdings decreased in fair value in the first quarter of 2018, then increased in the second quarter, significantly decreased in the third quarter and again increasing in the fourth quarter as market prices of its financial instruments fluctuate to market conditions; there were no dispositions of marketable securities in 2018.

Flow through financing costs represent the tax effects for using the look back rule for the Company’s flow through private placement whereby the subscriber was eligible to write off flow through expenditures in 2017 whereas the Company fully expended the flow through funds in 2018.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Interest expense was incurred and accrued for the remaining buyout amount of $425,000 which the Company recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments at which time the 3% NSR would be bought out.

Foreign exchange gain or loss reflects the transactional impact from the foreign exchange fluctuations of the US$ relative to the CAD$ and the translation effects to the Company’s functional currency which is the CAD$; its reporting or presentation currency is the US$. Upon the acquisition of AIM in March 2017, foreign exchange was affected by the translation effects of the US$ for the Company’s wholly owned US subsidiaries.

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 shall be repaid in full in 2018, which loan had been written off in 2014. Legal fees, a portion of which is subject to a contingency fee, were netted against the loan principal.

The Company received $12,000 from Brownstone in 2018 and recognized a recovery for the Silver King property. In the second quarter of 2017, the FG Gold property was written off.

The income tax recovery is the allocation of the premium in the flow through private placement which closed in April 2017 on a pro rata basis of exploration expenditures incurred during the period. The Company mobilized its exploration and trenching program for the Windfall Hills project in September 2018 given delays from forest fire issues in the immediate area. Flow through exploration programs for the Princeton and Hard Cash were implemented in the fourth quarter in 2018, and for the FG Gold property in 2017.

As at December 31, 2018, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

	Canada						USA
	British Columbia				Nunavut

	New Polaris	Windfall Hills	FG Gold	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total

Acquisition Costs:

Balance, December 31, 2016	$3,858	$349	$19	$-	$-	$-	$-	$-	$-	$4,226
Acquisition of subsidiary	-	-	-	-	-	-	2,183	-	-	2,183
Additions, net of recoveries	6	-	28	-	-	-	44	-	-	78
Foreign currency translation adjustment	11	25	1	-	-	-	(54)	-	-	(17)
Write off	-	-	(48)	-	-	-	-	-	-	(48)
Balance, December 31, 2017	3,875	374	-	-	-	-	2,173	-	-	6,422
Additions, net of recoveries	6	-	-	-	9	2	12	23	10	62
Foreign currency translation adjustment	7	(30)	-	-	-	-	(175)	-	-	(198)
Balance, December 31, 2018	$3,888	$344	$-	$-	$9	$2	$2,010	$23	$10	$6,286

Deferred Exploration Expenditures:

Balance, December 31, 2016	$5,817	$447	$6	$-	$-	$-	$-	$-	$-	$6,270
Additions, net of recoveries	27	44	14	-	-	-	1,090	-	-	1,175
Foreign currency translation adjustment	587	31	1	-	-	-	-	-	-	619
Write off	-	-	(21)	-	-	-	-	-	-	(21)
Balance, December 31, 2017	6,431	522	-	-	-	-	1,090	-	-	8,043
Additions, net of recoveries	88	150	-	69	120	-	351	1	-	779
Foreign currency translation adjustment	(741)	(42)	-	-	-	-	(88)	-	-	(871)
Balance, December 31, 2018	$5,778	$630	$-	$69	$120	$-	$1,353	$1	$-	$7,951

Mineral property interests:
Balance, December 31, 2017	$10,306	$896	$-	$-	$-	$-	$3,263	$-	$-	$14,465
Balance, December 31, 2018	9,666	974	-	69	129	2	3,363	24	10	14,237

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

1.5
Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2018. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

(in $000s except	2018				2017
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

(Loss) income before
discontinued operations and
extraordinary items:
(i) Total	$(452)	$(300)	$(284)	$(89)	$(259)	$(496)	$(469)	$(736)
(ii) Basic per share	$-	$-	$-	$-	$-	$-	$-	$-
(iii) Fully diluted
per share	$-	$-	$-	$-	$-	$-	$-	$-

Net (loss) income:
(i) Total	$(452)	$(300)	$(284)	$(89)	$(259)	$(496)	$(469)	$(736)
(ii) Basic per share	$-	$-	$-	$-	$-	$-	$-	$-
(iii) Fully diluted
per share	$-	$-	$-	$-	$-	$-	$-	$-

Total assets	$17,511	$18,376	$18,621	$19,118	$19,763	$20,147	$19,643	$19,145
Total long-term liabilities	$130	$123	$151	$143	$136	$-	$-	$-
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

1.6
Liquidity

The Company is in the pre-development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The following table contains selected financial information of the Company’s liquidity:

	December 31,
($000s)	2018	2017

Cash	$2,329	$4,304
Working capital	2,897	4,944

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million of its common shares representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be returned to treasury and cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. In January 2018, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share and which were all cancelled in February 2018.

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000.

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off, will be repaid in full in 2018 as follows:

Date	Principal (1)
($000s)
February 14, 2018 (received)	$25
June 30, 2018 (received)	25
September 30, 2018 (received)	85
December 31, 2018 (received in January 2019)	85
$220

(1)
Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

In June 2018, the Company again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid is completed. The actual number of common shares purchased under the bid and the timing of any such purchases is at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; the shares were cancelled in 2018.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at December 31, 2018. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7
Capital Resources

At December 31, 2018, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton:
On or before:
January 31, 2019 (expended)	-	1	-	-	-
December 31, 2019	-	340	-	-	-
December 31, 2020	-	460	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Hard Cash and Nigel:
On or before:
November 23, 2019	20	-	-	-	200,000
November 23, 2020	30	-	-	-	300,000
November 23, 2021	40	-	-	-	400,000
November 23, 2022	50	-	-	-	500,000
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Other:
Success fee	-	-	10	-	-

	$4,140	$801	$2,510	$35	1,550,000

(1)
Advance royalty payments of $355,000 remain payable as at December 31, 2018 with annual payments of $35,000 in which a cash payment of $35,000 was made in July 2018.

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5.

The following schedule provides the contractual obligations related to the basic office lease for its Vancouver, BC office and the advance royalty payments for the Fondaway Canyon property as at December 31, 2018:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$169	$46	$123	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	355	35	105	105	110

Total	$169	$46	$123	$-	$-	$355	$35	$105	$105	$110

In July 2018, the Company paid the advance royalty commitment of $35,000.

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.8
Off-Balance Sheet Arrangements

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9
Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the years ended December 31, 2018 and 2017:

					Net balance receivable (payable)
($000s)	Years ended December 31,				as at December 31,
	2018	2017	2016	2018	2017

Key management compensation:
Executive salaries and remuneration (1)	$490	$720	$460	$-	$-
Severance	184	-	-	-	-
Directors fees	27	98	8	(7)	(2)
Share-based payments	118	351	245	-	-
	$819	$1,169	$713	$(7)	$(2)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	2	(16)	(41)	1	1

(1)
Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)
The companies include Aztec Minerals Corp. Endeavour Silver Corp., and Aztec Metals Corp. which share a common director.

The above transactions are incurred in the normal course of business.

1.10
Fourth Quarter

Items 1.2, 1.4, 1.5, 1.6 and 1.7 provide further details for the fourth quarter of fiscal 2018.

1.11
Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12
Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; deferred royalty liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; recoverability of receivables; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

At the end of each reporting period, the Company assesses each of its mineral properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

In the acquisition of AIM in March 2017, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that AIM did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements.

1.13
Changes in Accounting Policies including Initial Adoption

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for the classification and measurement of financial instrument and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive (loss) income instead of in statement of operations as previously applied.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The Company has classified its financial instruments as follows under IFRS 9 compared to the Company’s previous accounting policy under IAS 39:

	IAS 39	IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")	FVTPL
Marketable securities	FVTPL	FVTPL
Receivables	Loans and receivable at amortized cost	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Other financial liabilities under amortized cost	Amortized cost
Flow through premium liability	Other financial liabilities under amortized cost	Amortized cost
Deferred royalty liability	Other financial liabilities under amortized cost	Amortized cost

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f), “New accounting standards and recent pronouncements”, of the audited consolidated financial statements for the year ended December 31, 2018.

1.14
Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

Financial Assets
Cash	FVTPL
Marketable securities	FVTPL
Receivables	Loans and receivable at amortized cost

Financial Liability
Accounts payable and accrued liabilities	Other financial liabilities under amortized cost
Flow through premium liability	Other financial liabilities under amortized cost
Deferred royalty liability	Other financial liabilities under amortized cost

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and flow through premium liability approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. The fair value of deferred royalty liability approximates its carrying value as it is at estimated market interest rates using Level 2 inputs.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2018, the Company had a working capital of $2.9 million (December 31, 2017 – $4.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2019.

The following schedule provides the contractual obligations related to the deferred royalty payments for the Fondaway Canyon project as at December 31, 2018:

	Payments due by Period
	(US$000)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Deferred royalty payments	$355	$35	$105	$105	$110

Total	$355	$35	$105	$105	$110

An advance royalty payment of $35,000 was made in July 2018.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	2018	2017

Cash	$2,288	$4,118
Marketable securities	719	787
Receivables	17	100
Accounts payable and accrued liabilities	(215)	(104)
Flow through premium liability	-	(54)

Net financial assets (liabilities), December 31	$2,809	$4,847

Based upon the above net exposure as at December 31, 2018 and assuming all other variables remain constant, a 10% (December 31, 2017 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $281,000 (December 31, 2017 - $727,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2018 and assuming all other variables remain constant, a net increase or decrease of 50% (2017 - 60%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $360,000 (2017 - $472,000).

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company until June 20, 2019. The cash consideration paid for any such purchases would have been subject to fluctuations in the market price of its common shares.

1.15
Other MD&A Requirements

1.15.1
Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)
may be found on SEDAR at www.sedar.com;

(b)
may be found in the Company’s annual information form; and

(c)
is also provided in the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017.

1.15.2
Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2018 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2017	218,779,144	$66,328
Issued:
Property acquisition	100,000	4
Common share buy-back under normal course issuer bid	(524,000)	(27)
Balance at December 31, 2018	218,355,144	$66,305

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. In January 2018, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share, which were cancelled in February 2018.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

In June 2018, the Company again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; the shares were cancelled in 2018.

In December 2018, the Company issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties.

At March 21, 2019, there were 218,355,144 common shares issued and outstanding.

At December 31, 2018, the Company had outstanding stock options to purchase an aggregate 16,400,000 common shares as follows:

	December 31, 2018
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	19,357,500	$0.08
Granted	4,250,000	$0.07
Forfeited	(1,012,500)	$0.09
Cancelled and expired	(6,195,000)	$0.08
Outstanding balance, end of period	16,400,000	$0.08

In February 2019, the Company granted 700,000 stock options to consultants with an exercise price of $0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

At March 21, 2019, stock options for 17,100,000 common shares remain outstanding of which 13,790,000 stock options are exercisable.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

At December 31, 2018, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2017	Issued	Exercised	Expired	December 31, 2018

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	(8,450,000)	-

$0.15	September 18, 2018 (1)	5,254,055	-	-	(5,254,055)	-

$0.15	September 18, 2018 (1), (2)	661,718	-	-	(661,718)	-

$0.15	October 3, 2018 (1)	4,153,750	-	-	(4,153,750)	-

$0.15	October 3, 2018 (1), (3)	60,725	-	-	(60,725)	-

$0.08	September 21, 2018	5,332,776	-	-	(5,332,776)	-

$0.08	September 21, 2018 (4)	536,511	-	-	(536,511)	-

$0.12	March 3, 2019 (8)	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019 (8)	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5), (8)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	250,000	-	-	-	250,000

		36,204,889	-	-	(24,449,535)	11,755,354

(1)
On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)
As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(3)
As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)
As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)
As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

(6)
As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7)
On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018, which expired unexercised.

(8)
These warrants expired unexercised on their respective expiry dates in 2019.

At March 21, 2019, warrants for 250,000 common shares remain outstanding.

1.16
Outlook

The Company will continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2019 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17
Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt and equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s Fondaway Canyon project which was the subject of a NI 43-101 report dated April 3, 2017 and New Polaris project which was the subject of a NI 43-101 report dated February 28, 2019 which shall be filed on the Company’s SEDAR profile, at www.sedar.com, by April 18, 2019, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris and Fondaway projects may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s mineral property interests can be mined at a profit.

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties may be located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company’s property and related contracts may be denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

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CANARC RESOURCE CORP.
Management’s Discussion and Analysis
For the Year ended December 31, 2018
(expressed in United States dollars)

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2018, the Company had 218,355,144 common shares, and 16,400,000 outstanding share purchase options and 11,755,354 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2018, securities that could be dilutive represented approximately 12.9% of the Company’s issued shares. None of these dilutive securities were exercisable at prices below the December 31, 2018 closing market price of CAD$0.05 for the Company’s shares, which accordingly would not result in dilution to existing shareholders.

1.18
Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on its evaluation, management has concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at December 31, 2018, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the audited consolidated financial statements. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.

Management concluded that the audited consolidated financial statements for the year ended December 31, 2018 fairly present the Company’s financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.

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